SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2004

                     China Petroleum & Chemical Corporation
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  __X__           Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes ______               No __X__

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

         N/A


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This Form 6-K consists of:
         An announcement on the resolution passed by the board of directors of Maoming Oil Refinery to stop the work on the application for listing of A shares of Maoming Oil Refinery on February 20, 2004, in English of China Petroleum & Chemical Corporation (the "Registrant").

                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     China Petroleum & Chemical Corporation



                                                            By: /s/ Chen Ge
                                                               -------------
                                                            Name: Chen Ge

                                  Title: Secretary to the Board of Directors



Date: February 20, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                                [GRAPHIC OMITTED]
                               [GRAPHIC OMITTED]
                     CHINA PETROLEUM & CHEMICAL CORPORATION
           (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)

                                  ANNOUNCEMENT

-------------------------------------------------------------------------------
 The board of directors of Maoming Oil Refinery has passed a resolution to stop the work on the application for listing of A shares of Maoming Oil Refinery.
-------------------------------------------------------------------------------

Reference is made to the announcement of China Petroleum & Chemical Corporation ("Sinopec Corp.") dated 13 June 2003.

The board of directors of Sinopec Corp. announced that it was informed by Sinopec Maoming Oil Refinery & Chemical Company Limited ("Maoming Oil Refinery"), a subsidiary of Sinopec Corp., on 20 February 2004 that the board of directors of Maoming Oil Refinery convened a board meeting on 19 February 2004 at which the following resolution relating to the convertible bonds of RMB 1,500,000,000 of Maoming Oil Refinery (the "Bonds") was passed and the following is the relevant resolution in respect of the Bonds which will be published by Maoming Oil Refinery in the PRC on 21 February 2004:

"As China Securities & Regulatory Commission has issued "the Notice on Further Formalising the Requirements of First Listing of Shares", based on the listing requirements, the board of directors of Maoming Oil Refinery considered that Maoming Oil Refinery does not meet the listing requirements in respect of connected transactions and independence in operations etc. As such, following the discussion at the meeting, the board has passed a resolution to stop the work on the application for listing of A shares, and will form a managerial committee to handle the subsequent work on the Bonds in order to protect the interest of the holders of the Bonds. This resolution will be presented at a general meeting of the shareholders of Maoming Oil Refinery for approval. If approved, the board will authorise the managerial committee to handle the matters relating to the redemption of the Bonds."

This announcement is made pursuant to the requirements under paragraph 2 of the Listing Agreement.

                                                           By Order of the Board
                                          China Petroleum & Chemical Corporation
                                                                         Chen Ge
                                             Secretary to the Board of Directors

Beijing, PRC, 20 February 2004